REPORT ON VOTING RESULTS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 10, 2024
The Annual General and Special Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Tuesday, September 10, 2024 at 10:00 a.m. (Eastern Daylight Time). A total of 62,535,094 Class A subordinate voting shares and 7,274,248 Class B multiple voting shares were represented at the Meeting, representing approximately 83.80% of the total votes attached to all issued and outstanding shares as of July 15, 2024, the record date for the Meeting.
Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.
Election of Directors
The Board of Directors of Alithya had fixed at nine the number of directors to be elected at the Meeting. All nine nominee directors proposed for election in Alithya’s Management Information Circular dated July 15, 2024 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	133,610,141	99.75%	332,518	0.25%
André P. Brosseau	133,698,477	99.82%	244,182	0.18%
Robert Comeau	133,651,036	99.78%	291,623	0.22%
Ines Gbegan	133,653,353	99.78%	289,306	0.22%
Lucie Martel	116,809,165	87.21%	17,133,494	12.79%
Paul Raymond	133,070,709	99.35%	871,950	0.65%
Ghyslain Rivard	128,068,071	95.61%	5,874,588	4.39%
C. Lee Thomas	133,589,237	99.74%	353,422	0.26%
Pierre Turcotte	129,917,170	96.99%	4,025,489	3.01%
Appointment of the Auditor
The resolution to appoint KPMG LLP as Alithya’s auditor for the year ending March 31, 2025 and authorize the Board of Directors to fix its remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
134,864,115	99.69%	413,459	0.31%
Approval of the Unallocated Awards under the Long Term Incentive Plan
The resolution for the approval of the unallocated awards under the Company’s Long Term Incentive Plan was adopted by a majority of the votes cast. The votes cast for the approval of the unallocated awards under the Company’s Long Term Incentive Plan were as follows:

VOTES FOR		VOTES AGAINST
(#)	(%)	(#)	(%)
126,312,507	94.30%	7,630,152	5.70%

Alithya ׀ Report on Voting Results